Edison Nation, Inc.

1 West Broad Street, Suite 1004

Bethlehem, PA 18018

August 28, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C., 20549

Attn: Edward M. Field and Geoffrey D. Kruczek

Re:	Edison Nation, Inc.
Pre-effective Amendment 2 to Registration Statement on Form S-1
Filed on July 16, 2020
File No. 333-236401

Dear Messrs. Kelly and Mr. Kruczek:

Edison Nation, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Amendment No. 2 to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2020 (the “Registration Statement”). On behalf of the Company, we are responding to the comment provided by the staff (the “Staff”) of the Commission.

For convenience of reference, the Staff’s comment contained in the Comment Letter is reprinted below in italics and is followed by the corresponding response. Capitalized terms used herein and not defined shall have the meaning given to such terms in the Registration Statement.

Pre-effective Amendment 2 to Registration Statement on Form S-1 filed July 16, 2020

Edison Nation Medical Operations, page 11

1.	Please revise to describe in more detail the development of this business over the past three years, particularly with respect to the strategic decision to wholesale PPE products through an online portal to hospitals, government agencies, and distributors. See Item 101(h) of Regulation S-K.

Edison Nation, Inc.

August 28, 2020

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosure to describe in more detail on page 11 the development of the Company’s PPE business as per the guidelines of Item 101(h) of Regulation S-K.

2.	Please revise to provide investors with a better understanding of the business of Edison Medical. For example, describe its principal products, how it distributes its products, competitive conditions in the industry, sources of raw materials and it suppliers as well as the material terms of the arrangements with suppliers. Please also describe the need for government approval of its products and the effect of existing government regulations on its business.

RESPONSE: In response to the Staff’s comments, the Company has revised the business description of Edison Medical on page 11 to describe its principal products, how it distributes its products, competitive conditions in the industry, sources of raw materials, it suppliers as well as the material terms of the arrangements with suppliers and any need for government approval of its products including the impact of current government regulations.

3.	Please revise to discuss events or trends that are known or reasonably expected to have a material effect on your operations, financial condition, or liquidity. In this regard, we note multiple press releases and other public information as well as a Form 8-K dated April 17, 2020, each of which relates to your receipt of $10 million of purchase orders and anticipation that the orders will ship during the second fiscal quarter. Please revise to describe those orders in more detail, such as the products ordered, the nature of the customers, whether those orders have shipped, the effect, and the expected effect on your operations and financial condition.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosure on page 11 to discuss events or trends that are known or reasonably expected to have a material effect on our operations, financial condition, or liquidity. In addition, the Company has furthered its disclosure to detail the orders the Company has received through its PPE business and the expected effect on our operations and financial condition.

* * *

Edison Nation, Inc.

August 28, 2020

Please feel free to contact me should there arise any questions with regard to the Staff’s review of the Amendment or the foregoing response to the Staff’s comment.

Sincerely,

/s/ Christopher Ferguson
Chief Executive Officer

cc:	Joseph Lucosky
Lucosky Brookman, LLP

Brett Vroman
Chief Financial Officer